UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

August 21, 2008

To whom it may concern:

Mizuho Financial Group, Inc.

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Announcement of Share Purchases

Mizuho Financial Group (“the Group”) hereby announces purchases of common shares of Shinko Securities Co., Ltd. (“Shinko”) to be made by Mizuho Corporate Bank, Ltd. (“MHCB”) as outlined below.

Details of the Share Purchases

1. Purpose

To further strengthen collaboration between the Group’s banks and securities companies and to underscore such strengthened collaboration from a capital structure perspective, we will change the ownership structure of the shares of Shinko.

2. Outline

Timing	August 2008	December 2007 (completed)
Purchaser	MHCB	MHCB
Shares to be purchased	Shinko (Common shares)	Shinko (Common shares)
Seller of the shares	Trust & Custody Services Bank, Ltd. (“TCSB”) *	Mizuho Securities Co., Ltd. (“MHSC”)
Number of voting rights to be transferred (number of shares)	84,668 voting rights (84,668,000 shares)	39,800 voting rights (39,800,000 shares)
% of voting rights	11.04%**	5.19%
Price calculation criteria	Sales-weighted average market price on the date of the share purchase agreement	Sales-weighted average market price on the date of the share purchase agreement

*	Shares to be purchased are the shares that MHBK contributed to an employee retirement benefit trust.

Seller of the shares is TCSB, the trustee of the employee benefit trust.

**	Represents the percentage of MHBK’s voting rights within total voting rights.

3. Proportion of Voting Rights after Share Purchases in August 2008

Shareholder of Shinko	Before		After
MHCB	16.22%		27.26%
MHBK	11.04	%**	—

Note: The percentage of voting rights in items 2 and 3 above is calculated based on the number of overall voting rights of Shinko as of March 31, 2008.

Please direct any inquiries to:	Public Relations Office, Corporate Communications, Mizuho Financial Group, Inc. Tel: 81-3-5224-2026